Iwona Kozak Stream Communications 604-669-2826, 800-704-9649 iwona.kozak@streamcn.com	Barbara Cano Breakstone Group 646-452-2334 bcano@breakstone-group.com

For Immediate Release

Stream Obtains Underwriting Commitment for a PLN 14 Million Bond Issuance
Subject to Final Due Diligence of its Network

WARSAW, Poland, October 3, 2006 – Stream Communications Network & Media Inc. (OTCBB: SCNWF & FSE: TPJ), the broadband cable company offering Cable TV, high-speed Internet and VoIP services in Poland, today announced that it has signed a term sheet with a Polish commercial bank to issue bonds totaling PLN 14,000,000 (approximately US$4.5 million). The bank has agreed to underwrite the entire bond issue. The bonds will have a 5 year maturity and will pay an annual interest rate of WIBOR plus 2.3% p.a., currently equal to 6.5%.

Proceeds will be used to complete the upgrade and modernization of the existing network. As a result of the upgrade, the network will be 100% bi-directional where it makes economic sense.  This modernization will allow Stream to continue offering new services under its triple play strategy and will result in headends integration and operational cost reduction. Funds will also be used to develop the company’s Wi-Max project and to acquire and implement a new CRM billing platform.

This transaction is expected to close in mid November and is subject to final due diligence of Stream’s networks and consequently final approval by the lending bank’s credit committee.

Mr. Jan Rynkiewicz, Stream’s President and CEO, commented: “Upgrading Stream’s network will result in increased ARPU, profitability and a stronger market position. These important steps reflect the commitment of our new management to implement Stream’s growth strategy while running a financially prudent operation.”

About Stream Communications

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland.  Stream is the 7th largest cable TV operator in Poland, focusing on the densely populated markets of Southern Poland.

Safe Harbor for Forward-Looking Statement
Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.